                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                                (RULE 13e-100)


 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                        1934 AND RULE 13e-3 THEREUNDER
                               (AMENDMENT NO. 4)


                            BCT International, Inc.
                    ---------------------------------------
                             (Name of the Issuer)

                            BCT International, Inc.
                        Phoenix Group of Florida, Inc.
                           Phoenix Acquisition Corp.
                             William A. Wilkerson

                    ---------------------------------------
                     (Name of Person (s) Filing Statement)

                            BCT International, Inc.
                    common stock, par value $0.04 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  055-355-101
                    ---------------------------------------
                     (CUSIP Number of Class of Securities)

BCT International, Inc.             Phoenix Group of Florida, Inc.
3000 Northeast 30th Place           3000 Northeast 30th Place
5th Floor                           5th Floor
Fort Lauderdale, Florida 33306      Fort Lauderdale, Florida 33306

Phoenix Acquisition Corp.           William A. Wilkerson
3000 Northeast 30th Place           3000 Northeast 30th Place
5th Floor                           5th Floor
Fort Lauderdale, Florida 33306      Fort Lauderdale, Florida 33306

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement) with copies to:

Robert Macaulay                        Dennis J. Olle           Joseph Greenberg
Mitrani, Rynor, Adamsky                Adorno & Zeder, P.A.     Gardner, Carton & Douglas
& Macaulay, P.A.                       2601 S. Bayshore Drive   Suite 3300
2200 SunTrust International Center     Suite 1600               Quaker Tower
One Southeast Third Avenue             Miami, Florida 33133     321 N. Clark St.
Miami, Florida 33131                                            Chicago, Illinois 60610

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE
                       ---------------------------------

Transaction Valuation*                               Amount of Filing Fee**
$2,669,830.66                                        $533.97
--------------------------------

* The transaction valuation was based upon the product of 2,362,682 shares of common stock and the merger consideration of $1.13 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $533.97          Filing Party:  BCT International, Inc.


Form or Registration No.:  Schedule 14A  Date Filed:    December 14, 2001

                      SECTION 13E-3 TRANSACTION STATEMENT

                                 INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") amends a previous Rule 13e-3 Transaction Statement on Schedule 13E3 filed on December 17, 2001, by: (1) BCT International, Inc., a Delaware corporation ("BCTI"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described therein, (2) Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix"), (3) Phoenix Acquisition Corp., a Delaware corporation (the "Merger Sub"), a wholly-owned subsidiary of Phoenix, formed solely for the purpose of effecting the Rule 13e-3 transaction described therein, and (4) William A. Wilkerson, an individual ("Wilkerson"), who is 100% owner of Phoenix and a senior executive officer and director of BCTI, Phoenix and the Merger Sub. BCTI, Phoenix, the Merger Sub, and Wilkerson are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Phoenix and Wilkerson and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Phoenix and Wilkersonis referred to as the "Acquisition Group".

         The previously filed Schedule 13E3 related to an Agreement and Plan of Merger dated as of November 26, 2001 (the "Merger Agreement"), by and among Phoenix, the Merger Sub and BCTI. Pursuant to the Merger Agreement, the Merger Sub was expected to merge into BCTI (the "Merger"). As a result of the Merger, each outstanding share of BCTI common stock, par value $0.04 per share (the "Common Stock"), was expected to be cancelled and converted into the right to receive $1.13 in cash, other than any outstanding share of Common Stock that is held by stockholders who perfect their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by a Filing Person or the Acquisition Group. After the Merger, BCTI was expected to be a privately held corporation, 100% of which was expected to be beneficially owned by the Acquisition Group.

         As of April 26, 2002, the Merger Agreement was terminated by mutual consent of the parties thereto. The Acquisition Group has withdrawn its offer to acquire the shares of the Company's common stock not owned by it and has informed the Company that it has decided not to pursue such an acquisition at this time.

         Concurrently with the filing of this Schedule 13E-3, BCTI is filing a withdrawal of the previously filed preliminary proxy statement (the "Proxy Statement") pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the BCTI board of directors had planned to solicit proxies from holders of outstanding shares of Common Stock in connection with the Merger Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Parties to the Merger" and "Conflicts of Interest" is incorporated herein by reference.

         During the past five years, none of BCTI, Phoenix, the Merger Sub, or William A. Wilkerson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Directors and Executive Officers of BCTI. Set forth in the table below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of BCTI. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number are 3000 N.E. 30th Place, 5th Floor, Fort Lauderdale, Florida 33306 and 954-563-1224.

Name Present Principal Occupation or Employment and Name Material Positions Held During the Past Five Years

William A. Wilkerson       William Wilkerson has been Chairman of the Board and
                           a Director of BCTI since January 1986. He was Chief
                           Executive Officer of BCTI from May 1988 until October
                           1997. He was President and Chief Executive Officer of
                           Business Cards Tomorrow, Inc. (a Florida corporation) from January 1978 to January 1982 and Chairman from
                           January 1982 to January 1986. In February 2001, he was appointed Chief Executive Officer, and in May
                           2001 was appointed President as well.

Michael R. Hull            Michael R. Hull joined BCTI in May 1996 and became
                           Vice President/Chief Financial Officer and Treasurer beginning May 31, 1996. Mr. Hull is a certified public accountant, a member of the Florida Institute of Certified Public Accountants and the American
                           Institute of Certified Public Accountants and had previously worked in public accounting since 1985.
                           Prior to joining BCTI, Mr. Hull served as an audit senior manager with the accounting firm of Price
                           Waterhouse LLP for three years.

John N. Galardi            John N. Galardi was formerly a Director of BCTI from
                           August 1990 to November 1995. He joined the Board again in November 2000. He has been a franchisor for more than 30 years and is the Chairman of the Board of Galardi Group, Inc., a restaurant holding company based in Newport Beach, California, which operates
                           350 fast food restaurants. In addition, Mr. Galardi is an investor in several other private businesses.

Jeffrey Hewson             Jeffrey Hewson has over 30 years experience in the
                           manufacture and distribution of office and computer supplies. In 1989 Mr. Hewson became President and
                           Director of United Stationers Inc., a leading wholesale distributor of office and computer-related products. He retired as President of United
                           Stationers at the end of 1995, but stayed on the United Stationers Board of Directors until November
                           1997. Mr. Hewson was also the master license franchisee for BCT Canada, which he successfully developed to nine franchised plants which were sold back to the Company in 1989. Mr. Hewson is currently on the Board of Directors of Ampad, Inc., Dallas,
                           Texas and he is Chairman of the Board for the Kingfield Heath Company, a leading wholesale distributor of office and computer supplies in the United Kingdom.

Henry A. Johnson           Henry A. Johnson, founder of BCT, has been a Director
                           of BCTI since January 1986. Mr. Johnson was appointed
                           Senior Vice President of BCTI effective March 1,
                           2001. From January 1986 until October 1988, he was
                           Senior Vice President/Operations of BCTI. In February
                           1989, he accepted the additional responsibilities of Executive Vice President of BCT. Previously, he was
                           Senior Vice President/Operations for Business Cards
                           Tomorrow, Inc. (a Florida corporation), from January
                           1978. In March 1990, he retired from his position with BCT. Since March 1991, Mr. Johnson has owned and his family has operated a private printing business, Colorful Copies, located in Las Vegas, Nevada.

Phillip Pisciotta          Phillip Pisciotta joined the BCTI Board of Directors
                           in June of 2001. He brings experience in the areas of franchising facilities management, manufacturing, construction, and development. Since 1986 he has been the CEO and Chairman of The Cove Group, Denver,
                           Colorado, as well as a major stockholder of that company. He is a member of the board of directors of The Galardi Group.

         To the knowledge of BCTI, during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Directors and Executive Officers of Phoenix. Set forth in the table below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of Phoenix. Each person identified below is a United States citizen. Unless indicated otherwise, each person's address is 3000 N.E. 30th Place, 5th Floor, Fort Lauderdale, Florida 33306.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

William A. Wilkerson         See description under "BCTI."

         To the knowledge of Phoenix and BCTI, during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Directors and Executive Officers of Phoenix Acquisition Corp. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of the Merger Sub. Each person identified below is a United States citizen. Phoenix principally employs each director and executive officer and, unless otherwise indicated, each person's business address is 3000 N.E. 30th Place, Fort Lauderdale, Florida 33306.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

William A. Wilkerson         Chairman of the Board of Directors and Chief
                             Executive Officer, see description under "BCTI."

         To the knowledge of Phoenix and Phoenix Acquisition Corp., during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

         The Merger Agreement has been terminated by mutual consent of the parties thereto. The Acquisition Group has withdrawn its offer to acquire the shares of the Company's common stock not owned by it and has informed the Company that it has decided not to pursue such an acquisition at this time.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

                                    BCT INTERNATIONAL, INC.

                                   By: /s/ William A. Wilkerson
                                   Name:   William A. Wilkerson
                                   Title: Chief Executive Officer

                                   PHOENIX GROUP OF FLORIDA, INC.

                                   By: /s/ William A. Wilkerson
                                   Name:   William A. Wilkerson
                                   Title: President

                                   PHOENIX ACQUISITION CORP.

                                   By: /s/ William A. Wilkerson
                                   Name:   William A. Wilkerson
                                   Title: President

                                   WILLIAM A. WILKERSON

                                   By: /s/ William A. Wilkerson
                                   Name:   William A. Wilkerson


Dated: April 26, 2002